EXHIBIT 23.2
CONSENT OF FORMER INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” on Form S-3 and the related Prospectus of Xenonics Holdings, Inc. for the registration of 1,902,400 shares of its common stock and to the incorporation by reference therein of our report dated November 16, 2006 with respect to our audit of the consolidated statements of operations, shareholders’ equity and cash flows of Xenonics Holdings, Inc. for the year ended September 30, 2006 which report included an explanatory paragraph in connection with the Company’s ability to continue as a going concern, included in the Annual Report on Form 10-KSB for the year ended September 30, 2007 and filed with the Securities and Exchange Commission.
Eisner LLP
New York, NY
December 20, 2007